UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-33107

CANADIAN SOLAR INC.

545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CANADIAN SOLAR INC.

Form 6-K

INCORPORATION BY REFERENCE

The document attached as exhibit 99.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on January 4, 2016 (No. 333-208828).

The Registrant is filing material document not previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chairman, President and
Chief Executive Officer

Date:  January 6, 2016

EXHIBIT INDEX

The following document is filed as part of this Form 6-K:

Exhibit 99.1 — Press Release